ASTRIS ENERGI INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON JULY 10, 2007

The annual and special meeting (the “Meeting”) of the holders of common shares (the “Shareholders”) of ASTRIS ENERGI INC. (the “Corporation”) will be held in the offices of Lang Michener LLP, BCE Place, 181 Bay St., 25th Floor, Toronto, Ontario, Canada on July 10, 2007 at 10 AM E.S.T. in order to:

1.	elect the directors of the Corporation;
2.	appoint the auditors of the Corporation and to authorize the directors of the Corporation to fix their remuneration;
3.
to consider and, if thought advisable, pass a special resolution (the text of which is set out in Schedule A to the accompanying Management Information Circular) approving the sale by the Corporation of all or substantially all of its assets to MKU Canada Inc. upon the terms and conditions set forth in the asset purchase agreement dated June 5, 2007 among the Corporation, 2062540 Ontario, Inc. and MKU Canada Inc. and changing the name of the Corporation to Carthew Bay Technologies Inc. and the address of the registered office of the Corporation to BCE Place, 181 Bay St., Suite 2500, Toronto, Ontario, Canada, as discussed in the accompanying Management Information Circular;

4.
to consider and, if thought advisable, pass an ordinary resolution (the text of which is set out in Schedule C to the accompanying Management Information Circular) fixing the salaries paid by the Corporation as discussed in the accompanying Management Information Circular;

5.
to consider and, if thought advisable, pass an ordinary resolution (the text of which is set out in Schedule D to the accompanying Management Information Circular) amending the Corporation’s 2005 stock option plan as discussed in the accompanying Management Information Circular; and

6.	transact such other business as may properly be brought before the Meeting or any adjournment or adjournments or postponement or postponements.

The specific details of the matters proposed to be put before the Meeting are set forth in the Management Information Circular accompanying this notice.

If you are unable to attend the Meeting in person, date and sign the enclosed form of proxy and mail it to or deposit it with EQUITY TRANSFER & TRUST COMPANY, 200 UNIVERSITY AVENUE, SUITE 400, TORONTO, ONTARIO, M5H 4H1. In order to be valid and acted upon at the Meeting, the forms of proxy must be returned not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment or adjournments or postponement or postponements.

Only Shareholders of record at the close of business on June 4, 2007 will be entitled to vote at the Meeting, unless that Shareholder has transferred any Common Share subsequent to that date and the transferee Shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee's name be included on the list of Shareholders.

DATED at Mississauga, Ontario, this 12th day of June, 2007.

By order of the Board of Directors

"Jiri Nor"
Jiri K. Nor
Chairman

ASTRIS ENERGI INC.
(the "Corporation")

Management Information Circular

for the Annual and Special Meeting to be held on July 10, 2007

Dated June 12, 2007

PROXIES

Solicitation of Proxies

This Management Information Circular is furnished in connection with the solicitation of proxies for use at the annual and special meeting of holders of the common shares (the “Common Shares”) of the Corporation (the "Meeting") to be held in the offices of Lang Michener LLP, BCE Place, 181 Bay St., 25th Floor, Toronto, Ontario, Canada on Wednesday, July 10, 2007 at 10 AM E.S.T. and at any adjournment or adjournments or postponement or postponements. Forms of proxy must be deposited with Equity Transfer & Trust Company, 400-200 University Avenue, Toronto, Ontario M5H 4H1 not less than 48 hours before the time for holding the Meeting (excluding Saturdays, Sundays and holidays) or any adjournment or adjournments or postponement or postponements. Only holders of Common Shares (the "Shareholders") of record at the close of business on June 4, 2007 will be entitled to vote at the Meeting, unless that Shareholder has transferred any shares subsequent to that date and the transferee Shareholder, not later than 10 days before the Meeting, establishes ownership of the shares and demands that the transferee’s name be included on the list of Shareholders.

The form appointing a proxy must be in writing and must be executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by an authorized officer or attorney of the corporation.

The persons named in the enclosed form of proxy are officers or directors of the Corporation. As a shareholder you have the right to appoint a person, who need not be a Shareholder, to represent you at the Meeting. To exercise this right you should insert the name of your representative in the blank space provided on the form of proxy and strike out the other names or submit another appropriate proxy.

Voting of Shares - Advice to Beneficial Shareholders

The information set forth in this section is of significant importance to you if you do not hold your shares in your own name, with the result that you are a non-registered Shareholder (a “Non-Registered Holder”). Only proxies deposited by Shareholders whose names appear on the Corporation’s records as the registered holders of shares can be recognized and acted upon at the Meeting. If shares are listed in your account statement provided by your broker, then in almost all cases those shares will not be registered in your name. Such shares will likely be registered under the name of your broker. Shares held by your broker can only be voted upon your instructions. Without specific instructions, your broker is prohibited from voting your shares.

Applicable regulatory policy requires your broker to seek voting instructions from you in advance of the Meeting. Every broker has its own mailing procedures and provides its own return instructions, which you should carefully follow in order to ensure that your shares are voted at the Meeting. The majority of brokers now delegate responsibility for obtaining instructions from clients to the Broadridge Communication Solutions, Canada ("ADP"). ADP mails a Voting Information Form ("VIF") instead of the form of proxy. You are asked to complete and return the VIF to them by mail or facsimile. Alternately, you can call their toll-free telephone number noted on your VIF to vote your shares. If you receive a VIF from ADP it cannot be used as a proxy to vote shares directly at the Meeting as the proxy must be returned to ADP in advance of the Meeting in order to have the shares voted.

Revocability of Proxy

You may revoke your proxy at any time prior to a vote. If you attend personally at the Meeting, you may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by an instrument in writing executed by you or your attorney authorized in writing or, if you are a corporation, under your corporate seal or by a duly authorized officer or attorney of the corporation. To be effective the instrument in writing must be deposited either at the Corporation's head office, or with Equity Transfer & Trust Company, at any time up to and including the last business day before the day of the Meeting, or any adjournment or adjournments or postponement or postponements of the Meeting, at which the proxy is to be used, or with the chairman of the Meeting on the day of the Meeting, or any adjournment or adjournments or postponement or postponements of the Meeting.

Persons Making the Solicitation

This solicitation is made on behalf of management of the Corporation (“Management”). The Corporation will bear the costs incurred in the preparation and mailing of the proxy materials. In addition to mailing forms of proxy, proxies may be solicited by personal interviews, or by other means of communication, by the directors, officers and employees who will not be remunerated for their services.

Exercise of Discretion by Proxy

Where you specify a choice with respect to any matter to be acted upon the shares will be voted on any poll in accordance with the specification so made. If you do not provide instructions your shares will be voted in favour of the matters to be acted upon as set out in the form of proxy. The persons appointed under the form of proxy are conferred with discretionary authority with respect to amendments of the matters specified in the proxy and with respect to any other matters which may properly be brought before the Meeting or any adjournment or adjournments or postponement or postponements. At the time of printing of this Management Information Circular, Management is not aware of any amendments.

VOTING SHARES AND PRINCIPAL SHAREHOLDERS

The Corporation is authorized to issue an unlimited number of Common Shares. As of May 31, 2007, there were 55,118,431 Common Shares issued and outstanding. Each Common Share entitles the holder thereof to vote on all matters to be acted upon at a meeting of Shareholders. All holders of Common Shares of the Corporation of record at the close of business on June 4, 2007, the record date established for notice of the Meeting, will be entitled to vote at the Meeting or at any adjournment thereof, either in person or by proxy.

To the knowledge of the Corporation, as at May 31, 2007, no shares of the Corporation are subject to voting agreements and person or company beneficially owns, directly or indirectly, or exercises control or direction over, more than 10% of the shares, except as set forth in the following table.

Name	Number of Voting Shares	Percentage of Common Shares
Jiri K. Nor	9,603,493	17.42%

PARTICULARS OF MATTERS TO BE ACTED UPON

1. Election of Directors

The board of directors of the Corporation (the “Board”) has a maximum of up to ten (10) seats to be elected annually. New nominees may be elected at any time by a majority vote of the current Board. The following table and the notes thereto state the names and jurisdictions of residence of all the persons proposed to be nominated by Management for election as directors, all other positions and offices with the Corporation now held by them, their principal occupations or employments, the period or periods of service as directors of the Corporation and the approximate number of voting securities of the Corporation beneficially owned, directly or indirectly, or over which control or direction is exercised by each of them as of the date hereof. It is proposed that the following individuals be elected as directors of the Corporation:

Name and Residence	Voting Shares	Offices Held and Time as Director	Principal Occupation

Christopher Besant Ontario, Canada	0	N/A	Lawyer
Richard Callander Ontario, Canada	0	N/A	Financial Consultant
Brian D. Clewes Ontario, Canada(4),(5)	711,887	Director since 2004	Insurance Broker
Howard M. Drabinsky Ontario, Canada	0	N/A	Corporate Lawyer
Anthony Durkacz Ontario, Canada	943,137(1)	Director since 2003	Chief Financial Officer Astris Energi Inc.
Arthur E. Laudenslager New York, USA(4)	655,796	Director since 2003	Financial Consultant
Michael M. Liik Ontario, Canada(5)	1,361,900(2)	Director since 2004	Financial Consultant
Jiri K. Nor Ontario, Canada	9,603,493(3)	President, CEO and Chair of the Corporation, Director since 1996	President and CEO of the Corporation
1 Of the 943,137 shares held by Anthony Durkacz, 687,130 are held in the name of Fortius Research and Trading Corp.
2 Of the 1,361,900 shares held by Michael Liik, 872,737 are held in the name of Liikfam Holdings Inc.
3 Of the 9,603,493 shares held by Jiri Nor, 7,379,107 are held in the name of Macnor Corp.
4 Member of the Audit Committee
5 Member of the Compensation Committee

The following are biographies for each of the Corporation’s proposed directors:

Christopher Besant - is a founding partner of the Business Reorganization Group of Cassels Brock & Blackwell LLP, a Toronto business law firm. Mr. Besant has been extensively involved in a range of major domestic and cross-border proceedings affecting industries which span the Canadian economy.

Richard Callander - is responsible for equity management, research and client servicing at Marquest Investment Counsel Inc. Mr. Callandar has managed large and small cap equities for over 20 years and has extensive experience marketing to institutions and high net worth individuals. He was previously a partner with one of Canada's largest investment counseling firms.

Brian D. Clewes - became a director of Astris in October 2004.   A twenty-year veteran of the insurance industry, he is currently a principal in Clewes & Associates Life Insurance Consultancy Inc., the largest supplier of benefits consulting services to Ontario Chartered Accounting firms.   Mr. Clewes is an outstanding entrepreneur with solid connections in the angel financing community.

Howard M. Drabinsky - Managing Partner of Lang Michener LLP, a Toronto business law firm, former Chairman of the firm’s Business Law Group, and a partner since 1987.  As a recognized leader in the corporate community, he also has and continues to serve as an officer and director of public and private companies. Mr. Drabinsky’s particular expertise is in mergers and acquisitions and corporate finance.  He works with publicly and privately owned clients in a wide range of industries, including information technology, manufacturing, entertainment, consumer products and financial services.

Anthony Durkacz - the current Vice President Finance, Treasurer and Secretary of the Corporation, an honours graduate of Brock University in Business Administration, joined the Corporation’s team in summer 2002. He served previously as Manager of Foreign Exchange on the capital market trading floor with TD Securities in Toronto, and as President of Fortius Research and Trading Corp., an investment company servicing high net worth clients.

Arthur E. Laudenslager - formerly a senior officer and director of several public and private corporations, is currently Vice President, First Energy Advisors Inc., and a business consultant who brings to the Corporation’s Board a great deal of experience and knowledge in corporate structure and financing.

Michael M. Liik - became a director in December 2004 and is currently the President of Liikfam Holdings Inc., an investment/venture capital company and Executive Chairman of Cymat Technologies Ltd. He has a successful record of investing in and leading both early-stage and high-growth Canadian public companies including Cymat Corp. and Slater Steel. Mr Liik is both a Professional Engineer and an MBA.

Jiri K. Nor - the current President and Chief Executive Officer of the Corporation, a professional Mechanical and Aeronautical Engineer, is the founder of the Corporation and inventor/developer of the Corporation’s alkaline fuel cell technology. Mr. Nor is an entrepreneur who has started and successfully grown two previous companies. He founded Sonotek, an electronics company involved in ground and satellite instrumentation and Norvik, inventor of fast battery-charging technology.

The term of office of each director is from the date of the meeting at which he/she is elected until the next annual meeting, or until his/her successor is elected or appointed. Upon the completion of the Proposed Transaction (as defined below), Anthony Durkacz and Jiri Nor will resign as directors of the Corporation.

No proposed director is, or has been within ten years before the date of this Management Information Circular, a director or executive officer of a corporation (i) which, while the proposed director was acting in that capacity, was the subject of a cease trade or similar order or an order that denied such corporation access to any statutory exemptions for a period exceeding 30 consecutive days, except for Jiri K. Nor as President and director of the Corporation (a cease trade order was placed on the Company on July 16, 1998 on the basis of failure to file audited financial statements in a timely manner and the cease trade order is currently not in effect), (ii) which, after the proposed director ceased to be a director or executive officer, was the subject of a cease trade or similar order or an order that denied such corporation access to any statutory exemptions for a period exceeding 30 consecutive days, (iii) that has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or became subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets.

2. Appointment of Auditors

Auditors of the Corporation are appointed by a resolution passed by the majority of votes cast at a duly convened meeting of Shareholders. The directors have resolved that the appointment of Danziger and Hochman, Chartered Accountants, as the external auditor of the Corporation be proposed to the Shareholders. This auditor was originally appointed in January 2005.

In order to be effective, the resolution appointing the new auditors must be passed by at least a majority of the votes cast by the Shareholders represented at the Meeting. Unless their authority has been withheld, the persons named in the accompanying form of proxy will at the Meeting vote the shares represented thereby in favour of appointing Danziger and Hochman, Chartered Accountants, as the new auditors of the Corporation and authorizing the directors of the Corporation to fix the auditors’ remuneration.

3. Approval of Sale of Assets

Proposed Transaction

The Corporation carries on the business of developing alkaline fuel cell (“AFC”) technology. The AFC technology and business represent Corporation’s principal asset.  Currently, the Corporation has little remaining cash to fund operations. The Corporation has attempted to locate further financing to fund operations and repay debt but has been unsuccessful to date. Management believes that the current climate for investment in microcap fuel cell companies is not favourable. Management believes that the current financial position and debt structure of the Corporation also make it difficult for the Corporation to obtain further financing. The Board has made a strategic decision that the Corporation cannot, given its resources, make the additional investment that would be required in order to further develop the business of the Corporation and expand its market opportunities and that such investment should not be made by the Corporation even if the Corporation were able to obtain sufficient resources to make the required investment. Therefore, the Board believes it is in the best interests of the Corporation and the Shareholders to sell all or substantially all of the assets of the Corporation. In the event that Shareholders do not vote in favour this proposed transaction, the Corporation may have extremely limited alternatives to continue as a going concern. This could negatively impact any value left to Shareholders.

The Corporation has entered into an asset purchase agreement dated as of June 5, 2007 (the “Asset Purchase Agreement”) among the Corporation, 206540 Ontario, Inc. (the wholly owned subsidiary of the Corporation and, together with the Corporation, the “Sellers”) and MKU Canada Inc. (the “Purchaser”) whereby the Purchaser will acquire substantially all or substantially all of the assets of the Corporation (the “Purchased Assets”). A copy of the Asset Purchase Agreement, excluding the schedules and exhibits thereto, may be found on the SEDAR website (www.sedar.com).  The purchase price for the Purchased Assets consists of a cash payment of US$3,064,373 by the Purchaser and the cancellation of secured convertible debentures issued by the Corporation to Acme Global Inc. (a corporation affiliated with the Purchaser) in the principal amounts of: (i) US$1,225,000; and (ii) CDN$380,000 and the cancellation of a secured convertible promissory note dated April 30, 2007 issued by the Corporation in favour of Green Shelters Innovations Ltd. (a corporation affiliated with the Purchaser) with a maximum principal amount of US$600,000, which, subject to its terms and conditions, may be converted into Common Shares when due and payable (the “Note”). The transaction contemplated by the Asset Purchase Agreement (the “Proposed Transaction”) is anticipated to close during the third quarter of 2007, subject to approval by the Shareholders.

Upon completion of the Proposed Transaction, the Corporation will have assets consisting solely of cash in the amount of approximately US$3,000,000. Proceeds from the sale of the Purchased Assets will be used by the Corporation to pay any remaining payables, ongoing operational expenses and for use in potential investments and/or mergers or acquisitions.

Summary of Asset Purchase Agreement

Pursuant to the terms of the Asset Purchase Agreement:

(a)	the Corporation has agreed to sell to the Purchaser all of the Purchased Assets, including, without limitation:

a.
all of the Sellers’ cash and cash equivalents on hand an in depositories and accounts on the closing date of the Proposed Transaction provided to the Corporation by the Purchaser and/or its affiliates pursuant to the Note, or otherwise;

b.
the Sellers’ trade accounts receivable (billed and unbilled) and miscellaneous receivables generated prior to the date of the Asset Purchase Agreement and all of the Sellers’ trade accounts receivable (billed and unbilled) and miscellaneous receivables generated on or after the date of the Asset Purchase Agreement and prior to the closing date of the Proposed Transaction;

c.
all raw materials, work in process, finished goods, supplies, parts and other inventory of any kind of the Sellers, whether located on any of the Sellers’ premises, suppliers’ premises, in transit or elsewhere, and all rights of the Sellers with respect thereto;

d.
each of the Sellers’ interests as tenant in real property leases relating to each of plot no. 2217/2 in the cadastral district of Benešov and in the building at Černoleská 1929, 256 Benešov, Czech Republic and 2175 Dunwin Drive Units 5 and 6, Mississauga, Ontario, L5L 1X2, together with all rights related thereto;

e.	the Corporation’s interest as lessee in an equipment lease for an E8 generator between the Corporation and Alternative Energy Corp. dated April 1, 2006;

f.
all marketing or promotional designs, sales literature, brochures, advertisements, concepts, literature, rights against other persons in relation to the foregoing and any other promotional assets used or useful or developed or acquired for use in connection with the business of the Corporation;

g.
all proprietary rights of the Sellers related to the business of the Corporation, including any and all formulas, know-how, patents, patent rights, pending patent applications, trademarks, service marks, trademark and service mark registrations and registration applications, trade names, trade name registrations, logos, trade dress, domain names, copyrights, copyright registration applications, copyright registrations, technology, know-how, trade secrets, inventions, models, processes, formulas, techniques, designs, licenses, pricing policies, information as to the identities or requirements of customers or potential customers, market information, market analyses, marketing plans, operating or management policies, procedures and forms, computer software and/or computer operating procedures and all other proprietary rights of the Sellers;

h.	all contracts and agreements entered into by the Sellers;

i.	all intellectual property contracts and licenses entered into by the Sellers;

j.
all rights, remedies and claims (whenever arising) of each of the Sellers under contracts with customers, suppliers, insurers or any other person, and all notes, evidences of indebtedness, purchase orders and deposits and rights and claims to refunds and adjustments of any kind, held by the Sellers;

k.	all other rights, claims and causes of action, whether known or unknown, of each of the Sellers against third parties of any nature;

l.	copies of all records of either of the Sellers;

m.	all permits, licenses, franchises, concessions, consents, authorizations, approvals, registrations, filings and other similar acts of or made with any governmental entity by the Sellers;

n.	all prepaid insurance, prepaid taxes, credits, deposits and other prepaid items or favourable balances of any kind in favour of the Sellers;

o.	all goodwill of or associated with the business of the Corporation or of its subsidiaries, including the exclusive right to use the name “Astris” after closing of the Proposed Transaction;

p.	any and all equity interests held by the Sellers in Astris s.r.o.; and

q.	all other assets of the Sellers of every kind, character and description as of the closing of the Proposed Transaction, wherever located;

(b)
the Asset Purchase agreement exempts from the Purchased Assets all employee benefit plans of the Sellers and their subsidiary, all shares of 2062540 Ontario Inc., all tax loss carryforwards, all investment tax credit refunds, all GST rebates and refunds, and all employment agreements with employees of the Sellers other than those employees whose employment is to be assumed by the Purchaser; and

(c)	the Purchaser has agreed to assume certain liabilities of the Corporation in the aggregate amount of CDN$17,610.

The Asset Purchase Agreement contains a number of closing conditions in favour of the Purchaser, including:

(a)
all representations and warranties of the Sellers made in the Asset Purchase Agreement shall continue to be true and correct as of the date of the Asset Purchase Agreement and as at the date of the closing of the Proposed Transaction;

(b)
all covenants and agreements of the Sellers made in the Asset Purchase Agreement shall have been performed, satisfied and complied with in all material respects as required by the Asset Purchase Agreement at or before the closing of the Proposed Transaction;

(c)	the delivery of resolutions, certificates and other documents required under the Asset Purchase Agreement;

(d)
the obtainment and furnishing of all agreements and consents to the assignment of the contracts assumed under the Asset Purchase Agreement and all waivers of termination, cancellation and other rights, necessary or deemed necessary by the Purchaser;

(e)
there shall be no investigation, notice, litigation, arbitration or proceeding pending or threatened for the purpose of enjoining or preventing the consummation of the Asset Purchase Agreement or claiming that the Asset Purchase Agreement is illegal or improper or which, if decided adversely, would adversely affect the right of the Purchaser to own and enjoy the full use and operation of the Purchased Assets or the business of the Corporation in the manner theretofore used and operated if and when the Proposed Transaction is consummated;

(f)
Jiri Nor shall have delivered to the person designated by the Purchaser all written representations of the formula(s) relating to the composition of the electrodes and accompanying manufacturing processes and operating procedures which the Sellers or their subsidiary have used to produce fuel cell stacks;

(g)	written notice of termination by the Corporation to I.M.I. in connection with the letter agreement between I.M.I. and the Corporation dated November 29, 2001;

(h)
all of the debentures and warrants held by Michael Wright shall be cancelled and evidence of such cancellation (in form and substance satisfactory to the Purchaser) shall have been delivered to the Purchaser;

(i)
the Purchaser shall have been furnished with evidence satisfactory to it of the timely consent and approval of, filing with or notice to, and the expiration of the waiting periods imposed by, each governmental entity or other person that is required, or in the Purchaser’s reasonable discretion, reasonably necessary in connection with the execution or delivery of the Asset Purchase Agreement;

(j)	the delivery of a copy of a fairness opinion to the Purchaser stating that the Proposed Transaction is fair from a financial perspective for the Sellers;

(k)	the Purchaser shall have received an opinion of the Sellers’ counsel;

(l)
the Purchaser shall have received such documents as its attorneys shall consider necessary to transfer the shares of Astris s.r.o. held by the Sellers to the Purchaser or its nominee and confirm 2062540 Ontario, Inc.’s ownership of its wholly owned subsidiary, Astris s.r.o., and all requirements of the laws of the Czech Republic shall be fulfilled as to 2062540 Ontario Inc.’s ownership of Astris s.r.o.;

(m)
the waivers of Acme Global Inc, Cornell Capital Partners, LP and Ardour Capital required under the Asset Purchase Agreement shall be in full force and effect and shall not have been modified, rescinded or withdrawn;

(n)	no material adverse effect relating to the Sellers shall have occurred or exist;

(o)	sufficient employees of the Sellers accepting employment with the Purchaser to permit efficient and businesslike operation of the business of the Corporation;

(p)
each Seller shall have delivered to the Purchaser satisfactory evidence and confirmation that all Canadian and Ontario taxes due and payable prior to the closing of the Proposed Transaction, including withholding tax, GST, PST and corporate tax, and any taxes due and payable prior to the closing of the proposed transaction by Astris s.r.o., have been paid in full;

(q)
the Sellers and the Purchaser shall have executed and delivered all necessary election forms pursuant to the Excise Tax Act and the Income Tax Act so as to limit the taxes payable by the parties to the Asset Purchase Agreement on closing all in form satisfactory to such parties and their counsel;

(r)
each Seller shall have delivered to the Purchaser all documents and such other certificates, instruments, opinions and other documents as set out in the Asset Purchase Agreement or which the Purchaser may reasonably request, in form and substance satisfactory to the Purchaser and its counsel;

(s)	shareholder approval by the Shareholders shall have been obtained in accordance with applicable laws and the Corporation’s bylaws;

(t)
the Purchaser shall have received a side letter by and between the Corporation and the Purchaser, in form and substance satisfactory to the Purchaser, pursuant to which Purchaser shall be entitled to fifty percent (50%) of any proceeds attributable to the monetization of residual tax losses of the Sellers or Sellers’ business;

(u)
the Purchaser shall have received satisfactory evidence that all liens, save and except for any lien listed as a permitted lien in the Asset Purchase Agreement or which arises out of taxes not yet due and payable or the validity of which is being contested in good faith by appropriate proceedings;

(v)
the Purchaser and the Sellers shall execute and deliver a waiver whereby they shall waive the necessity for compliance by the Purchaser with the Bulk Sales Act (Ontario) and the Sellers shall deliver to the Purchaser an indemnity whereby the Sellers shall jointly and severally indemnify and save the Purchaser harmless from and against all costs, damages and expenses (including, actual legal fees, GST and disbursements) which the Purchaser may suffer or incur as a result of the Sellers’ failure to comply with the provisions of the Bulk Sales Act (Ontario); and

(w)	all necessary shareholder, regulator and third party approvals being obtained and no more than 5% of the Shareholders exercising their dissent rights under the Business Corporations Act (Ontario).

In addition, under certain circumstances, including if shareholder approval is not obtained prior to July 31, 2007, the Corporation will have to pay to the Purchaser a break fee equal to the advances made to the Corporation under the Note and the Purchaser will be entitled to terminate the Asset Purchase Agreement.

Board Approval

The Board has reviewed the Proposed Transaction and authorized the execution by the Corporation of the Asset Purchase Agreement as well as the mailing of this Circular to Shareholders. The Board has determined, based on the considerations set forth below, that the terms of the Proposed Transaction are in the best interests of the Corporation, and unanimously recommends that Shareholders vote for the approval and adoption of the proposed special resolution in respect of the Proposed Transaction (the “Special Resolution”) and the change of the name of the Corporation to Carthew Bay Technologies Inc. and the address of the registered office of the Corporation to BCE Place, 181 Bay St., Suite 2500, Toronto, Ontario, Canada, in accordance with the conditions of closing of the Asset Purchase Agreement at the Meeting. A copy of the proposed Special Resolution is attached hereto as Schedule A.

The Board, in determining whether or not to recommend approval of the Proposed Transaction by all Shareholders considered, among other things, the following:

(a)	the financial condition, results of operations and prospects of the business of the Corporation;

(b)	the additional investment that would be required from the Corporation in order to further develop the business of the Corporation and expand its market opportunities;

(c)	regulatory approvals required;

(d)	cost/benefit analysis in respect of initiating and completing the Proposed Transaction;

(e)	alternative investment opportunities to enhance Shareholder value; and

(f)	the value estimated for the Purchased Assets, together with a fairness opinion prepared at the request of the Board and Management.

Future Plans

Upon closing of the Proposed Transaction, existing Management will step down and likely continue employment with the Purchaser. The Board intends to then appoint existing directors Michael Liik as President and Chief Executive Officer of the Corporation and Brian Clewes as Secretary and Chief Financial Officer of the Corporation (“New Management”). Their mandate will be to seek investment opportunities that would best utilize the Corporation’s remaining assets, namely its cash, available tax losses and significant shareholder base. New Management would work to minimize ongoing expenses by eliminating fixed overhead costs and utilizing the Corporation’s resources only to pay the salaries and/or management fee expenses of the Corporation (as restricted by the resolution set out in Schedule C hereto, if such resolution is passed by the Shareholders), transaction related expenses and the normal costs of maintaining a public listing. The Corporation believes that between the skills, experience, and business networks of both New Management and the Board, the Corporation will be able to attract and evaluate multiple investment opportunities.

There can be no assurance that the Corporation will be able to identify any such investment opportunity or have sufficient capital available for any such investment; nor can there be any assurance that any such investment opportunity, if identified, will ultimately prove successful.

Rights of Dissent of Dissenting Shareholders

Under the provisions of Section 185 of the Business Corporations Act (Ontario) (the “Act”), a registered Shareholder is entitled to send to the Corporation a written objection to the Special Resolution. In addition to any other right a Shareholder may have, when the Proposed Transaction becomes effective, a registered Shareholder who complies with the dissent procedure under Section 185 of the Act (a “Dissenting Shareholder”) is entitled to be paid the fair value of the Common Shares held by him or her in respect of which he or she dissents, determined as at the close of business on the day before the Special Resolution is adopted. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to a Dissenting Shareholder for his or her Common Shares.

A registered Shareholder may only exercise the right to dissent under Section 185 of the Act in respect of Common Shares which are registered in that Shareholder’s name. A Non-Registered Holder who wishes to exercise the right to dissent should immediately contact the intermediary with whom the Non-Registered Holder deals in respect of the Common Shares and either: (i) instruct the intermediary to exercise the right to dissent on the Shareholder's behalf (which, if the Common Shares are registered in the name of The Canadian Depository for Securities Limited or other clearing agency, would require that the Common Shares first be re-registered in the name of the intermediary); or (ii) instruct the intermediary to re-register the Common Shares in the name of the Non-Registered Holder, in which case the Non-Registered Holder would have to exercise the right to dissent directly.

The text of Section 185 of the Act is set out in Schedule B attached hereto.

Shareholders who may wish to dissent should seek independent legal advice, as failure to comply with the strict requirements set out in Section 185 of the Act may result in the loss or unavailability of any right to dissent.

Shareholder Approval

For the Proposed Transaction to be approved by the Shareholders in accordance with applicable law, the Special Resolution must be passed by at least 66 2/3% of the votes cast by holders of the Common Shares present or represented by proxy at the Meeting and entitled to vote on the Special Resolution. The proposed Special Resolution will give the President of the Corporation the authority to amend the terms of the Asset Purchase Agreement and to decide, if deemed appropriate, not to act on the Special Resolution without the requirement for further approval from the Shareholders.

In the absence of a contrary instruction or if no choice is specified in the proxy with respect to the following matter, the person(s) designated by Management in the enclosed form of proxy intend to vote FOR the Special Resolution set out in Schedule A attached hereto, authorizing the Proposed Transaction.

4. Resolution With Respect to Salaries Expenses of the Corporation

Management of the Corporation, together with the Board, propose that, upon closing of the Proposed Transaction, the salaries and/or management fees paid by the Corporation to New Management be limited to no more than US$20,000 per month plus applicable taxes until the earlier of the next meeting of Shareholders or the investment by the Corporation in a new business opportunity. For greater certainty, this amount does not include any board fees, business expenses, mileage expenses, travel expenses, business supplies or legal, audit or due diligence related expenses or the normal costs associated with maintaining a public listing. This limitation will restrict the discretion of the Board and Management to utilize the proceeds of the sale of the business of the Corporation to pay salaries and/or management fees above this level and is intended as a protection to the Shareholders. This restriction is set out in Schedule C attached hereto.

In the absence of a contrary instruction or if no choice is specified in the proxy with respect to the following matter, the person(s) designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the resolution set out in Schedule C attached hereto, authorizing the limitation on the salaries paid by the Corporation.

5. Amendment of the Corporation’s Stock Option Plan

Shareholders will be asked to consider and, if thought advisable, pass, with or without amendment, a resolution in the form appended hereto as Schedule D to approve amendments to the Corporation’s 2005 stock option plan, as set out in Schedule E hereto. Directors, officers, employees and consultants of the Corporation are eligible to receive options under the 2005 stock option plan. Only Shareholders who are not eligible to receive options under such plan will be entitled to vote on such amendments. As of May 31, 2007, to the knowledge of the Corporation, 13,276,213 Common Shares are owned by persons eligible under the 2005 stock option plan and votes relating to such Common Shares may not be counted in respect to this resolution. Such amendments will permit the Corporation to issue pursuant to the 2005 stock option plan options to purchase up to 15% of the issued and outstanding Common Shares of the Corporation. Options issued under the 2005 stock option plan will have up to a maximum five year term and will be exercisable at a price to be determined by the board of directors of the Corporation at the time the option is granted, which price will not be less than the fair market value of the Common Shares of the Corporation in respect of which the option is granted at the time the option is granted based on the closing price of the Common Shares of the Corporation.

In the absence of a contrary instruction or if no choice is specified in the proxy with respect to the following matter, the person(s) designated by Management of the Corporation in the enclosed form of proxy intend to vote FOR the resolution set out in Schedule D attached hereto, authorizing the amendments to the Corporation’s 2005 stock option plan set out in Schedule E attached hereto.

EXECUTIVE COMPENSATION

Compensation of Named Executive Officers

The following compensation information relates to amounts paid to the Corporation’s Named Executive Officers, as defined in Form 51-102F6.

		Annual Compensation			Long-term Compensation
Name and Principal Position	Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)	Shares under Options Granted (#)	All other Compensation ($)

Jiri Nor President and Chief Executive Officer	2006	163,333	Nil	Nil	Nil	Nil
	2005	200,000	Nil	Nil	200,000	Nil
	2004	160,000	Nil	Nil	Nil	Nil

Anthony Durkacz Chief Financial Officer	2006	100,000	Nil	Nil	Nil	Nil
	2005	100,000	Nil	Nil	200,000	Nil
	2004	100,000	Nil	Nil	Nil	Nil

Peter Nor Vice President	2006	98,000	Nil	Nil	Nil	Nil
	2005	120,000	Nil	Nil	200,000	Nil
	2004	93,455	Nil	Nil	100,000	Nil

Long-term Incentive Plan Awards

Management received no long-term incentive plan awards during the year ended December 31, 2006.

Option Grants

All directors and Peter Nor were granted an option to purchase 200,000 Common Shares at $US 0.15 expiring on July 19, 2010 during the year ended December 31, 2005 not exercisable until at least $3 million is raised in equity financing for the Corporation. The total number of options granted was 1,600,000. During the year ended December 31, 2006, a consultant was granted an option to purchase 50,000 Common Shares at US $0.14 expiring on January 16, 2009. No options were granted to the Named Executive Officers of the Corporation during the year ended December 31, 2006.

Option Exercises

The following table provides information for options exercised by the Named Executive Officers during the year ended December 31, 2006 and their option positions as at December 31, 2006.

Name	Options Exercised	Aggregate Value Realized	Unexercised Options at Year End
			Number of Options		Value of in-the-Money Options (1)(2)
			Exercisable	Unexercisable	Exercisable	Unexercisable
	(#)	($US)	(#)	(#)	USD ($)	($)
Jiri Nor, President & CEO	Nil	Nil	Nil	200,000	Nil	Nil

Anthony Durkacz, CFO	Nil	Nil	250,000	200,000	Nil	Nil

Peter Nor, Vice President	Nil	Nil	100,000	200,000	Nil	Nil

1 The value of unexercised in-the-money options at year-end is based on the closing price of the Common Shares on May 31, 2007 that was $US 0.03 per share.
2 "In-the-money" means that the market value of the Common Shares underlying the options on that date exceeded the option exercise price.

Termination of Employment, Change in Responsibilities and Management Contracts

Macnor Corp. has a verbal agreement with the Corporation for the provision of services by Jiri Nor and Peter Nor.  Macnor Corp. bills the Corporation monthly for services provided at the rates approved by the Board or its Compensation Committee from time to time.  Macnor Corp. is presently paid by the Corporation CDN$13,333 per month plus expenses at cost for the services of Jiri Nor and CDN$8,000 per month for the services of Peter Nor.  Payment is in the form of both cash and common shares, depending on the financial condition of the Corporation as determined by the Board .  The services of Jiri Nor include acting as Chief Executive Officer of the Corporation and to perform any duties necessary by the Corporation related to the position, as well as, Chief Technology Officer and any duties necessary by the Corporation related to the position.  The services of Peter Nor include acting as Vice President of Marketing and Business Development and to perform any duties necessary by the Corporation related to the position.

Fortius Research and Trading Corp. (“Fortius”) has a written agreement with the Corporation for the provision of services by Anthony Durkacz.  Fortius bills the Corporation quarterly for services provided at the rates approved by the Board or its Compensation Committee from time to time.  Fortius is presently paid CDN$8,333 per month plus automobile expenses at cost by the Corporation for the services of Anthony Durkacz.  Payment is in the form of both cash and common shares depending on the financial condition of the Corporation as determined by the Board.  The services of Anthony Durkacz include acting as Chief Financial Officer, Vice President of Finance and the principal accounting officer of the Corporation and to perform any duties necessary by the Corporation related to the positions.

Other than the above contracts, there are no terms and conditions of any contracts or arrangements which are in existence at the end of the most recently completed financial year for: a) any employment contract between the Corporation and a Named Executive Officer, or b) any compensatory plan, contract or arrangement, where a Named Executive Officer is entitled to receive more than $100,000 from the issuer, including periodic payments or installments, in the event of: i) the resignation, retirement or any other termination of the Named Executive Officer’s employment with the Corporation, ii) a change in control of the Corporation, or iii) a change in the Named Executive Officer’s responsibilities following a change in control.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

The Corporation’s amended 2001 stock option plan and its 2005 stock option plan (the “Plans”) are the only equity compensation plans in effect for the Corporation. The following table sets forth information with respect to the options outstanding under the Plans as at December 31, 2006.

Plan Category	Number of Common Shares to be Issued Upon Exercise of Outstanding Options	Weighted-Average Exercise Price of Outstanding Options	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (excluding Securities Reflected in Column (a)
Equity compensation plans approved by securityholders	3,818,840	$US 0.24	350,000

Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	3,818,840	$US 0.24	350,000

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS

Management is not aware of any indebtedness (other than routine indebtedness) outstanding by any of the directors, executive officers or any of their associates, or any guarantees, support agreements, letters of credit or similar arrangements provided by the Corporation or any subsidiaries, to these individuals, at any time since the commencement of the last completed financial year.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of any of the insiders, any proposed nominee for election as a director, or any associate or affiliate of such persons, in any transaction since the last completed financial year or in any proposed transaction which has materially affected or would materially affect the Corporation or any of the subsidiaries, except as disclosed elsewhere in this Management Information Circular.

INTERESTS OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

Management is not aware of any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, of any person who has been a director or executive officer at any time since the beginning of the last financial year, of any proposed nominee for election as a director, or of any associates or affiliates of any of these individuals, in any matter to be acted on at the Meeting other than the election of directors or the appointment of auditors.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The following outlines the Corporation’s approach to corporate guidelines.

Mandate of the Board

The mandate of the Board is to supervise the management of the business and affairs of the Corporation and to act with a view to the best interests of the Corporation and the Shareholders. The Board fulfils its mandate directly and through committees. The Board has not developed written descriptions for the chair and/or chair of each board committee. To assist it in fulfilling this responsibility, the Board has specifically recognized its responsibility for the following areas:

(a)	reviewing and approving the Corporation’s strategic and operating plans;

(b)	reviewing and approving significant operational and financial matters and providing direction to Management on these matters;

(c)	reviewing and approving the Corporation’s expenditure policy as well as those expenditures which exceed the limits for Management approval; and

(d)	reviewing and approving executive compensation as well as corporate objectives and goals applicable to the senior Management.

There were 8 meetings of the Board in the fiscal year ended December 31, 2006 and 4 meetings of the Board from January 1, 2007 until May 28, 2007. The frequency of the meetings as well as the nature of agenda items has depended on the state of the Corporation’s affairs and the opportunities and risks which the Corporation faced.

Stewardship and Strategic Planning

As part of its responsibility for the stewardship of the Corporation, the Board is responsible for the approval of the Corporation’s strategic plans. The Board delegates to Management the responsibility for tabling with the Board, for discussion purposes, proposed strategic plans. The Board held numerous substantial strategic planning sessions over the past fiscal year.

The principal risks of the Corporation’s business are outlined in the “Management’s Discussion and Analysis” filed with the regulatory bodies in Canada (SEDAR) and the United States (EDGAR). The Board as a whole and the Audit Committee of the Board in particular review these risks and the policy, for the management of the risks, and receive reports from Management on how these risks are being assessed and managed.

Board of Directors

The Board of the Corporation currently includes five members, consisting of Mr. Jiri K. Nor (Chairman), Mr. Michael Liik, Mr. Brian Clewes, Mr. Arthur Laudenslager, and Mr. Anthony Durkacz. Mr. Jiri K. Nor and Mr. Anthony Durkacz are also officers of the Corporation and are not considered independent Board members. Mr. Liik, Mr. Clewes, and Mr. Laudenslager are independent directors and therefore the Board has a majority of independent directors. Mr. Liik is currently the Executive Chairman of Cymat Technologies Inc., a company listed on the Toronto Stock Exchange (ticker symbol CYM). Mr. Clewes is currently a director of Plasma Environmental Technologies Inc., a company listed on the TSX Venture Exchange (ticker symbol PE).

Nominating Committee

The Board does not currently have a formal committee for nominating new directors or assessing directors. In the event that a new director is required, the full board considers a nominee’s track record in general business management, special expertise in an area of strategic interest to the Corporation, the nominee’s ability to devote time, and whether the nominee has shown support for the Corporation’s mission and strategic objectives. The Board does not formally provide an ongoing assessment of directors. Due to its small size, the Board considers it more efficient to continually assess individual members on an informal basis.

Assessing the Board’s Effectiveness

The Board as a whole assesses the effectiveness of the Board and individual members at least annually. The process by which this assessment is done is on an informal basis. Due to the small size of the Board, a formal committee has not been considered necessary or efficient to conduct this assessment.

Compensation of Directors

Directors of the Corporation are compensated as follows:

(a)	directors are compensated $1,000 per meeting in cash or shares, depending on the financial state of the Corporation;

(b)	a retainer of 25,000 restricted Common Shares of the Corporation are issued to each director per term served;

(c)	the Chairman of each committee of the Board receives 35,000 restricted Common Shares, and, the members of each Committee of the Board each receive 20,000 restricted Common Shares per term served;

The Compensation Committee is responsible to monitor the compensation paid and ensure that it is competitive within the business marketplace.

Audit Committee Information

Multilateral Instrument 52-110 (“MI 52-110”) requires that certain information regarding the Audit Committee of an issuer be included in the management information circular sent to shareholders in connection with the issuer’s annual meeting.

Audit Committee Charter

The full text of the charter of the Corporation’s Audit Committee is attached hereto as Schedule F.

Composition of the Audit Committee

The Audit Committee members are Arthur Laudenslager and Brian Clewes, each of whom is a director, financially literate and independent in accordance with sections 1.4 and 1.5 of MI 52-110. The Corporation has an Audit Committee which reviews the Corporation’s annual consolidated financial statements and quarterly financial statements. The Corporation is relying on the exemption in section 6.1 of MI 52-110 - Audit Committees applicable to the composition of its audit committee.

Relevant Education and Experience

The education and experience of each member of the Audit Committee that is relevant to the performance of his responsibilities as an Audit Committee member and, in particular, any education or experience that would provide the member with:

1.	an understanding of the accounting principles used by the Corporation to prepare its financial statements;

2.	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

3.
experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Corporation’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

4.	an understanding of internal controls and procedures for financial reporting, are as follows:

Name of Member	Education	Experience

Arthur Laudenslager	Graduate in Business Administration from Bryant & Stratton Business Institute 1950	Held senior executive positions in several public and private companies

Brian Clewes	Bachelor of Arts 1981 Chartered Life Underwriter 1991 Chartered Financial Consultant 1992 Certified Financial Planner 1996	Audit Committee - Plasma Environmental Technologies Inc.

Audit Committee Oversight

Since the commencement of the Corporation’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor which was not adopted by the Corporation’s Board of Directors.

Reliance on Exemptions in MI 52-110 regarding De Minimis Non-audit Services or on a Regulatory Order Generally

Since the commencement of the Corporation’s most recently completed financial year, the Corporation has not relied on:

1.
the exemption in section 2.4 (De Minimis Non-audit Services) of MI 52-110 (which exempts all non-audit services provided by the Corporation’s auditor from the requirement to be pre-approved by the Audit Committee if such services are less than 5% of the auditor’s annual fees charged to the Corporation, are not recognized as non-audit services at the time of the engagement of the auditor to perform them and are subsequently approved by the Audit Committee prior to the completion of that year’s audit); or

2.	an exemption from the requirements of MI 52-110, in whole or in part, granted by a securities regulator under Part 8 (Exemptions) of MI 52-110.

Pre-Approval Policies and Procedures

The Audit Committee has adopted specific policies and procedures for the engagement of non-audit services as described in section 7 of the Charter.

Audit Fees

The Audit Fees for the Corporation were approximately $55,000 for the year ended December 31, 2006 and $46,410 for the year ended December 31, 2005.

Audit Related Fees

The audit related fees for the Corporation were $41,270 for the year ended December 31, 2006 for fees related to the review of the Corporation’s financial statements in regard to the filing of US GAAP financial statements, F-3 and S-8 registration statements in the US, and a review of a Business Acquisition Report filed in Canada. The audit related fees for the Corporation were $32,000 for the year ended December 31, 2005 for fees related to the review of the issuer’s financial statements in regard to the filing of US GAAP financial statements and a registration statement in the US.

Orientation and Continuing Education

To date, the Board has not required, nor implemented, a formal orientation or education program for new recruits to the Board. The President and Chief Executive Officer and the other members of senior Management are and, subject to their replacement by New Management, will continue to be available to the Board members to discuss the Corporation’s business and assist in the orientation and education of the Board members as required. The Board may consider more formal procedures if warranted in the future.

Ethical Business Conduct

The Board has found that the fiduciary duties placed on individual directors by the Corporation’s governing corporate legislation and the common law and the restrictions placed by applicable corporate legislation on an individual director’s participation in decisions of the Board in which the director has an interest have been sufficient to ensure that the Board operates independently of Management and in the best interests of the Corporation.

Compensation Committee

The Corporation has a Compensation Committee composed of independent directors Mr. Clewes and Mr. Liik. Their responsibility is to review and recommend the Compensation of each of the officers of the Corporation.

Approach to Corporate Governance and Assessments

The entire Board assumes responsibility for developing the Corporation’s approach to corporate governance issues, recommending any changes to these principles and monitoring their disclosure. The Board does not have a separate committee charged with responsibility for assessing the effectiveness of the Board, its committees, or individual directors. The Chairman has the primary responsibility for monitoring the effectiveness of the Board. The Chairman consults with other members of the Board, including unrelated directors, from time to time with respect to these matters.

OTHER MATTERS

Management knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the notice of annual special meeting. If any other matter properly comes before the Meeting, the proxy will be voted on those matters in accordance with the best judgment of the person voting the proxy.

ADDITIONAL INFORMATION

Additional financial information regarding the Corporation's business is contained in the audited consolidated financial statements and management's discussion and analysis for the year ended December 31, 2006. These statements and all the continuous disclosure documents submitted to the Securities Commissions and Stock Exchange can be found on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. Shareholders may request a copy of the financial statements and management's discussion and analysis at 2175-6 Dunwin Drive, Mississauga, Ontario, Canada L5L 1X2 Tel: 905-608-2000 Fax: 905-608-8222 E-mail: astris@astris.ca.

SCHEDULE A

Special resolution of the shareholders of Astris Energi Inc. (the “Corporation”) approving the Proposed Transaction

BE IT RESOLVED AS A SPECIAL RESOLUTION THAT:

1. The sale by the Corporation of all or substantially all of its assets, pursuant to the terms of an asset purchase agreement (the “Asset Purchase Agreement”) entered into as of June 5, 2007 among the Corporation, 2062540 Ontario, Inc. and MKU Canada Inc. (the “Proposed Transaction”), is hereby authorized and approved.

2. The execution and delivery of the Asset Purchase Agreement, together with such amendments or variations thereto made in accordance with the terms of the Asset Purchase Agreement as may be approved by the person referred to in paragraph 5 hereof, such approval to be evidenced conclusively by their execution and delivery of any such amendments or variations, is hereby confirmed, ratified and approved.

3. Notwithstanding that the special resolution has been passed by the shareholders of the Corporation, the President or the Board of Directors of the Corporation is hereby authorized, without further notice to, or approval of, the shareholders of the Corporation to:

(a) amend the Asset Purchase Agreement; or

(b) if deemed appropriate, determine not to proceed with the Proposed Transaction or otherwise give effect to this resolution, at any time prior to the closing of the Proposed Transaction.

4. To change the name of the Corporation to Carthew Bay Technologies Inc. and the address of the registered office of the Corporation to BCE Place, 181 Bay St., Suite 2500, Toronto, Ontario, Canada.

5. Any one officer of the Corporation is authorized to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as such officer of the Corporation shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such act or thing.

SCHEDULE B

Section 185 of the Business Corporations Act (Ontario)

Rights of dissenting shareholders

      185.  (1)  Subject to subsection (3) and to sections 186 and 248, if a corporation resolves to,

         (a)    amend its articles under section 168 to add, remove or change restrictions on the issue, transfer or ownership of shares of a class or series of the shares of the corporation;

         (b)    amend its articles under section 168 to add, remove or change any restriction upon the business or businesses that the corporation may carry on or upon the powers that the corporation may exercise;

         (c)    amalgamate with another corporation under sections 175 and 176;

         (d)    be continued under the laws of another jurisdiction under section 181; or

         (e)    sell, lease or exchange all or substantially all its property under subsection 184 (3),

a holder of shares of any class or series entitled to vote on the resolution may dissent.  R.S.O. 1990, c. B.16, s. 185 (1).

Idem
      (2)  If a corporation resolves to amend its articles in a manner referred to in subsection 170 (1), a holder of shares of any class or series entitled to vote on the amendment under section 168 or 170 may dissent, except in respect of an amendment referred to in,

         (a)    clause 170 (1) (a), (b) or (e) where the articles provide that the holders of shares of such class or series are not entitled to dissent; or

         (b)    subsection 170 (5) or (6).  R.S.O. 1990, c. B.16, s. 185 (2).

Exception
      (3)  A shareholder of a corporation incorporated before the 29th day of July, 1983 is not entitled to dissent under this section in respect of an amendment of the articles of the corporation to the extent that the amendment,

         (a)    amends the express terms of any provision of the articles of the corporation to conform to the terms of the provision as deemed to be amended by section 277; or

         (b)    deletes from the articles of the corporation all of the objects of the corporation set out in its articles, provided that the deletion is made by the 29th day of July, 1986.  R.S.O. 1990, c. B.16, s. 185 (3).

Shareholder’s right to be paid fair value

      (4)  In addition to any other right the shareholder may have, but subject to subsection (30), a shareholder who complies with this section is entitled, when the action approved by the resolution from which the shareholder dissents becomes effective, to be paid by the corporation the fair value of the shares held by the shareholder in respect of which the shareholder dissents, determined as of the close of business on the day before the resolution was adopted.  R.S.O. 1990, c. B.16, s. 185 (4).

No partial dissent

      (5)  A dissenting shareholder may only claim under this section with respect to all the shares of a class held by the dissenting shareholder on behalf of any one beneficial owner and registered in the name of the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (5).

Objection

      (6)  A dissenting shareholder shall send to the corporation, at or before any meeting of shareholders at which a resolution referred to in subsection (1) or (2) is to be voted on, a written objection to the resolution, unless the corporation did not give notice to the shareholder of the purpose of the meeting or of the shareholder’s right to dissent.  R.S.O. 1990, c. B.16, s. 185 (6).

Idem

      (7)  The execution or exercise of a proxy does not constitute a written objection for purposes of subsection (6).  R.S.O. 1990, c. B.16, s. 185 (7).

Notice of adoption of resolution

      (8)  The corporation shall, within ten days after the shareholders adopt the resolution, send to each shareholder who has filed the objection referred to in subsection (6) notice that the resolution has been adopted, but such notice is not required to be sent to any shareholder who voted for the resolution or who has withdrawn the objection.  R.S.O. 1990, c. B.16, s. 185 (8).

Idem
      (9)  A notice sent under subsection (8) shall set out the rights of the dissenting shareholder and the procedures to be followed to exercise those rights.  R.S.O. 1990, c. B.16, s. 185 (9).

Demand for payment of fair value

      (10)  A dissenting shareholder entitled to receive notice under subsection (8) shall, within twenty days after receiving such notice, or, if the shareholder does not receive such notice, within twenty days after learning that the resolution has been adopted, send to the corporation a written notice containing,

         (a)    the shareholder’s name and address;

         (b)    the number and class of shares in respect of which the shareholder dissents; and

         (c)    a demand for payment of the fair value of such shares.  R.S.O. 1990, c. B.16, s. 185 (10).

Certificates to be sent in

      (11)  Not later than the thirtieth day after the sending of a notice under subsection (10), a dissenting shareholder shall send the certificates representing the shares in respect of which the shareholder dissents to the corporation or its transfer agent.  R.S.O. 1990, c. B.16, s. 185 (11).

Idem

      (12)  A dissenting shareholder who fails to comply with subsections (6), (10) and (11) has no right to make a claim under this section.  R.S.O. 1990, c. B.16, s. 185 (12).

Endorsement on certificate

      (13)  A corporation or its transfer agent shall endorse on any share certificate received under subsection (11) a notice that the holder is a dissenting shareholder under this section and shall return forthwith the share certificates to the dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (13).

Rights of dissenting shareholder

      (14)  On sending a notice under subsection (10), a dissenting shareholder ceases to have any rights as a shareholder other than the right to be paid the fair value of the shares as determined under this section except where,

         (a)    the dissenting shareholder withdraws notice before the corporation makes an offer under subsection (15);

         (b)    the corporation fails to make an offer in accordance with subsection (15) and the dissenting shareholder withdraws notice; or

         (c)    the directors revoke a resolution to amend the articles under subsection 168 (3), terminate an amalgamation agreement under subsection 176 (5) or an application for continuance under subsection 181 (5), or abandon a sale, lease or exchange under subsection 184 (8), in which case the dissenting shareholder’s rights are reinstated as of the date the dissenting shareholder sent the notice referred to in subsection (10), and the dissenting shareholder is entitled, upon presentation and surrender to the corporation or its transfer agent of any certificate representing the shares that has been endorsed in accordance with subsection (13), to be issued a new certificate representing the same number of shares as the certificate so presented, without payment of any fee.  R.S.O. 1990, c. B.16, s. 185 (14).

Offer to pay

      (15)  A corporation shall, not later than seven days after the later of the day on which the action approved by the resolution is effective or the day the corporation received the notice referred to in subsection (10), send to each dissenting shareholder who has sent such notice,

         (a)    a written offer to pay for the dissenting shareholder’s shares in an amount considered by the directors of the corporation to be the fair value thereof, accompanied by a statement showing how the fair value was determined; or

         (b)    if subsection (30) applies, a notification that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (15).

Idem

      (16)  Every offer made under subsection (15) for shares of the same class or series shall be on the same terms.  R.S.O. 1990, c. B.16, s. 185 (16).

Idem

      (17)  Subject to subsection (30), a corporation shall pay for the shares of a dissenting shareholder within ten days after an offer made under subsection (15) has been accepted, but any such offer lapses if the corporation does not receive an acceptance thereof within thirty days after the offer has been made.  R.S.O. 1990, c. B.16, s. 185 (17).

Application to court to fix fair value

      (18)  Where a corporation fails to make an offer under subsection (15) or if a dissenting shareholder fails to accept an offer, the corporation may, within fifty days after the action approved by the resolution is effective or within such further period as the court may allow, apply to the court to fix a fair value for the shares of any dissenting shareholder.  R.S.O. 1990, c. B.16, s. 185 (18).

Idem

      (19)  If a corporation fails to apply to the court under subsection (18), a dissenting shareholder may apply to the court for the same purpose within a further period of twenty days or within such further period as the court may allow.  R.S.O. 1990, c. B.16, s. 185 (19).

Idem

      (20)  A dissenting shareholder is not required to give security for costs in an application made under subsection (18) or (19).  R.S.O. 1990, c. B.16, s. 185 (20).

Costs

      (21)  If a corporation fails to comply with subsection (15), then the costs of a shareholder application under subsection (19) are to be borne by the corporation unless the court otherwise orders.  R.S.O. 1990, c. B.16, s. 185 (21).

Notice to shareholders

      (22)  Before making application to the court under subsection (18) or not later than seven days after receiving notice of an application to the court under subsection (19), as the case may be, a corporation shall give notice to each dissenting shareholder who, at the date upon which the notice is given,

         (a)    has sent to the corporation the notice referred to in subsection (10); and

         (b)    has not accepted an offer made by the corporation under subsection (15), if such an offer was made,

of the date, place and consequences of the application and of the dissenting shareholder’s right to appear and be heard in person or by counsel, and a similar notice shall be given to each dissenting shareholder who, after the date of such first mentioned notice and before termination of the proceedings commenced by the application, satisfies the conditions set out in clauses (a) and (b) within three days after the dissenting shareholder satisfies such conditions.  R.S.O. 1990, c. B.16, s. 185 (22).

Parties joined

      (23)  All dissenting shareholders who satisfy the conditions (a) and (b) shall be deemed to be joined as parties to set out in clauses (22) an application under subsection (18) or (19) on the later of the date upon which the application is brought and the date upon which they satisfy the conditions, and shall be bound by the decision rendered by the court in the proceedings commenced by the application.  R.S.O. 1990, c. B.16, s. 185 (23).

Idem

      (24)  Upon an application to the court under subsection (18) or (19), the court may determine whether any other person is a dissenting shareholder who should be joined as a party, and the court shall fix a fair value for the shares of all dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (24).

Appraisers

      (25)  The court may in its discretion appoint one or more appraisers to assist the court to fix a fair value for the shares of the dissenting shareholders.  R.S.O. 1990, c. B.16, s. 185 (25).

Final order

      (26)  The final order of the court in the proceedings commenced by an application under subsection (18) or (19) shall be rendered against the corporation and in favour of each dissenting shareholder who, whether before or after the date of the order, complies with the conditions set out in clauses (22) (a) and (b).  R.S.O. 1990, c. B.16, s. 185 (26).

Interest

      (27)  The court may in its discretion allow a reasonable rate of interest on the amount payable to each dissenting shareholder from the date the action approved by the resolution is effective until the date of payment.  R.S.O. 1990, c. B.16, s. 185 (27).

Where corporation unable to pay

      (28)  Where subsection (30) applies, the corporation shall, within ten days after the pronouncement of an order under subsection (26), notify each dissenting shareholder that it is unable lawfully to pay dissenting shareholders for their shares.  R.S.O. 1990, c. B.16, s. 185 (28).

Idem

      (29)  Where subsection (30) applies, a dissenting shareholder, by written notice sent to the corporation within thirty days after receiving a notice under subsection (28), may,

         (a)    withdraw a notice of dissent, in which case the corporation is deemed to consent to the withdrawal and the shareholder’s full rights are reinstated; or

         (b)    retain a status as a claimant against the corporation, to be paid as soon as the corporation is lawfully able to do so or, in a liquidation, to be ranked subordinate to the rights of creditors of the corporation but in priority to its shareholders.  R.S.O. 1990, c. B.16, s. 185 (29).

Idem

      (30)  A corporation shall not make a payment to a dissenting shareholder under this section if there are reasonable grounds for believing that,

         (a)    the corporation is or, after the payment, would be unable to pay its liabilities as they become due; or

         (b)    the realizable value of the corporation’s assets would thereby be less than the aggregate of its liabilities.  R.S.O. 1990, c. B.16, s. 185 (30).

Court order

      (31)  Upon application by a corporation that proposes to take any of the actions referred to in subsection (1) or (2), the court may, if satisfied that the proposed action is not in all the circumstances one that should give rise to the rights arising under subsection (4), by order declare that those rights will not arise upon the taking of the proposed action, and the order may be subject to compliance upon such terms and conditions as the court thinks fit and, if the corporation is an offering corporation, notice of any such application and a copy of any order made by the court upon such application shall be served upon the Commission.  1994, c. 27, s. 71 (24).

Commission may appear

      (32)  The Commission may appoint counsel to assist the court upon the hearing of an application under subsection (31), if the corporation is an offering corporation.  1994, c. 27, s. 71 (24).

SCHEDULE C

Ordinary resolution of the shareholders of Astris Energi Inc. (the “Corporation”) with respect to salaries expenses of the Corporation

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. Upon the closing of the sale by the Corporation of all or substantially all of its assets, pursuant to the terms of an asset purchase agreement entered into as of June 5, 2007 among the Corporation, 2062540 Ontario, Inc. and MKU Canada Inc. (the “Proposed Transaction”), the salaries and/or management fees paid by the Corporation to its executive officers be limited to no more than US$20,000 per month plus applicable taxes until the earlier of the next meeting of Shareholders or the investment by the Corporation in a new business opportunity. For greater certainty, this amount does not include any board fees, business expenses, mileage expenses, travel expenses, business supplies or legal, audit or due diligence related expenses or the normal costs associated with maintaining a public listing.

2. Any one officer of the Corporation is authorized to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as such officer of the Corporation shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such act or thing.

SCHEDULE D

Ordinary resolution of the shareholders of Astris Energi Inc. (the “Corporation”) who are not eligible to receive options with respect to amendments to the Corporation’s 2005 stock option plan

BE IT RESOLVED AS AN ORDINARY RESOLUTION THAT:

1. The 2005 stock option plan of the Corporation be amended as set out in Schedule E attached hereto.

2. Any one officer of the Corporation is authorized to execute or cause to be executed, under the corporate seal of the Corporation or otherwise, and to deliver or cause to be delivered, all such documents, agreements and instruments and to do or cause to be done all such other acts and things as such officer of the Corporation shall determine to be necessary or desirable in order to carry out the intent of the foregoing resolutions and the matters authorized thereby, such determination to be conclusively evidenced by the execution and delivery of such document, agreement or instrument or the doing of such act or thing.

SCHEDULE E

AMENDMENTS TO 2005 STOCK OPTION PLAN

ASTRIS ENERGI INC.

STOCK OPTION PLAN

Effective Date: September 12th, 2005

1.  STATEMENT OF PURPOSE

1.1  Principal Purposes.

The principal purposes of the Plan are to:

(a)	promote a proprietary interest in the Company among the directors, officers, employees and Consultants of the Company;

(b)	retain and attract qualified directors, officers, employees and Consultants as the Company requires;

(c)	provide a long term incentive element in overall compensation; and

(d)	promote the long term profitability of the Company.

2.  DEFINITIONS

2.1  Defined Terms.

For the purposes of this Plan, the following terms have the following meanings:

“Associate” has the meaning ascribed to that term in the Securities Act (Ontario);

“Board” means the board of directors of the Company;

“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday observed in the Province of Ontario;

“Company” means Astris Energi Inc., a corporation continued into the Province of Ontario, its subsidiaries and its successors and assigns, and any reference in the Plan to action by the Company means action by or under the authority of the Board or any person or the Committee that has been designated for that purpose by the Company;

“Consultant” means a person providing on-going services to the Company;

“Date of Grant” of an Option means the date the Option is granted to a Participant under the Plan;

“Designated Number” has the meaning ascribed to it in Subsection 3.3(a) hereof;

“Designated Percentage” has the meaning ascribed to it in Subsection 3.3(c) hereof;

“Disability” means a medically determinable physical or mental impairment expected to result in death or to last for a continuous period of not less than six months, which causes an individual to be unable to engage in any substantial gainful activity;

“Earliest Exercise Date” has the meaning ascribed to it in Subsection 3.3(d) hereof;

“Effective Date” means September 12th, 2005, when this Plan was approved by the Board;

“Eligible Director” has the meaning ascribed to it in Section 3.2 hereof;

“Eligible Employee” has the meaning ascribed to it in Subsection 3.1(a) hereof;

“Eligible Officer” has the meaning ascribed to it in Subsection 3.1(b) hereof;

“Exercise Notice” has the meaning ascribed to it in Subsection 3.6(a) hereof;

“Expiry Time” means, in relation to an Option, 5:00 p.m. (Toronto time) on the Latest Exercise Date;

“Insider” means

(a)	an insider as defined in the Securities Act (Ontario), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company; and

(b)	an Associate of any person who is an insider by virtue of (a), above;

“Latest Exercise Date” has the meaning ascribed to it in Subsection 3.3(e) hereof;

“Market Price” on any date means, in respect of the Shares, the closing price of the Shares on the trading day immediately preceding such date on the quotation system or stock exchange on which the greatest volume of trading of Shares has occurred on that trading day or such price as may be determined by the Board as being the market value of the Shares if not traded on any quotation system or stock exchange;

“offeror” has the meaning ascribed to that term in the Securities Act (Ontario);

“Option” means a right granted under the Plan to a Participant to purchase Shares in accordance with the Plan;

“Option Price” has the meaning ascribed to it in Subsection 3.3(b) hereof;

“Option Year” in respect of an Option means the year commencing on the Earliest Exercise Date of the Option or on any anniversary of such date, and ending one year thereafter or on the Latest Exercise Date;

“Outstanding Issue” means the aggregate number of Shares that are outstanding immediately prior to the Share issuance in question, excluding Shares which have been issued pursuant to Share Compensation Arrangements within the preceding one year period;

“Participant” means an Eligible Employee, Eligible Officer or Eligible Director, who has agreed to participate in the Plan on such terms as the Company may specify at the time he or she is designated as an Eligible Employee, Eligible Officer or Eligible Director, respectively;

“Plan” means this 2005 Stock Option Plan, as amended and restated from time to time;

“Shares” means common shares of the Company, and includes any shares of the Company into which such shares may be converted, reclassified, subdivided, consolidated, exchanged or otherwise changed, whether pursuant to a reorganization, amalgamation, merger, arrangement or other form of reorganization;

“Share Compensation Arrangement” means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive plan involving the issuance or potential issuance of Shares to Participants, including a purchase of Shares from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise;

“Specified Shares” has the meaning ascribed to it in Subsection 6.3(c) hereof;

“Take-over Bid” means a take-over bid, as defined in the Securities Act (Ontario), which is a “formal bid” as defined in such Act, and which is made for all of the issued and outstanding Shares in the capital of the Company and may exclude (i) those Shares in the capital of the Company which are then owned by the offeror under such Take-over Bid, and/or (ii) those Shares in the capital of the Company which the offeror under such Take-over Bid then otherwise has, directly or indirectly, the right to acquire.

“Take-over Bid Notice” has the meaning ascribed to it in Subsection 6.3(b) hereof;

“Unexercisable Shares” has the meaning ascribed to it in Subsection 3.6(b) hereof; and

“Vesting Date” has the meaning ascribed to it in Subsection 3.3(c) hereof.

2.2  Number and Gender.

In this Plan, unless the context requires otherwise, references to the male gender include the female gender, words importing the singular number may be construed to extend to and include the plural number, and words importing the plural number may be construed to extend to and include the singular number.

3.  GRANT OF OPTIONS AND TERMS

3.1  Designation of Employees and Officers.

(a)
The Company may, from time to time, designate one or more bona fide full-time employees of the Company or Consultants as “Eligible Employees” for purposes of the Plan. If an employee agrees to participate in the Plan on such terms as the Company may specify at the time he or she is designated as an Eligible Employee, he or she shall become a Participant in the Plan.

(b)
The Company may, from time to time, designate one or more bona fide officers of the Company or Consultants as “Eligible Officers” for purposes of the Plan. If an officer agrees to participate in the Plan on such terms as the Company may specify at the time he or she is designated as an Eligible Officer, he or she shall become a Participant in the Plan.

3.2  Designation of Directors.

The Company may, from time to time, designate one or more members of the Board, not otherwise able to be designated as Eligible Employees or Eligible Officers, as an “Eligible Director” for purposes of the Plan. If an Eligible Director agrees to participate in the Plan on such terms as the Company may specify at the time he or she is designated as an Eligible Director, he or she shall become a Participant in the Plan.

3.3  Grant of Options.

The Company may, from time to time, grant an Option to a Participant to acquire Shares in accordance with the Plan. In granting such Option, subject to the provisions hereof, the Company shall designate,

(a)	the maximum number (the “Designated Number”) of Shares which the Participant may purchase under the Option;

(b)	the price (the “Option Price”) per Share at which the Participant may purchase his or her Shares under the Option, which price shall be determined by the Company in accordance with Section 3.4 hereof;

(c)
a percentage of the Designated Number (the “Designated Percentage”), determined in accordance with Section 3.5 hereof, representing the maximum number of Shares that may be purchased by a Participant pursuant to the exercise of that Option in each year during the term of such Option, and the date after which such Shares may be purchased (the “Vesting Date”); provided that if a Participant exercises an Option and purchases fewer Shares than the Designated Percentage in any year during the term of the Option, any remaining portion of the Designated Percentage of Shares shall be available for purchase at any time subsequent to the Vesting Date for such Option and prior to the Expiry Time, in addition to Shares otherwise becoming available to the Participant for purchase after any subsequent Vesting Date.

(d)	the earliest date (the “Earliest Exercise Date”) on which the Option may be exercised, which may be the Date of Grant; and

(e)	the latest date (the “Latest Exercise Date”) on which the Option may be exercised, which shall be no later than five (5) years after the Date of Grant.

3.4  Option Price.

The Option Price in respect of an Option shall be determined by the Company, but shall be not less than the fair market value of the Company’s Shares based on the Market Price of the Company’s Shares on the day prior to the Date of Grant of the Option, provided that if the Shares are not then traded on a stock exchange or on a quotation system, the Option Price shall be the fair market value of the Shares as determined in good faith by the Board.

3.5  Designated Percentage.

The Designated Percentage in respect of an Option shall be determined by the Company in its sole discretion; however, if the Company does not specify otherwise, then the Designated Percentage shall be one-hundred percent (100%).

3.6  Death of a Participant.

If a Participant should die and the circumstances specified in Section 3.7 had not occurred in relation to such Participant and such Participant, at the time of his or her death, held an Option(s) in respect of which the Expiry Time had not then occurred:

(a)
in the case of each Option so held by the deceased Participant which had vested and was exercisable with respect to some or all of the Shares forming the subject matter thereof as at the date of the death of the deceased Participant, the legal representatives of the deceased Participant shall be entitled to send a notice in writing (an “Exercise Notice”) to the Company advising that they wish to exercise such Option which notice, to be effective, must be actually received by the Company by no later than the earlier of 5:00 p.m. (Toronto time) on the date which is the 180th day following the date of the death of such deceased Participant and the Expiry Time, and must specify the number of Shares in respect of which such Option is wished to be exercised (provided that such exercise can only be in respect of up to that number of Shares that the deceased Participant could have exercised such Option as at the date of his or her death, subject to Subsection 3.6(b) hereof). In the event that:

(i)
an effective Exercise Notice is actually received by the Company by no later than the earlier of 5:00 p.m. (Toronto time) on the date which is the 180th day following the date of the death of such deceased Participant and the Expiry Time, then the Company shall issue to the estate of the deceased Participant that number of Shares as were specified in the Exercise Notice (provided that the maximum number of Shares which can be issued shall not exceed that number of Shares for which the deceased Participant could have exercised such Option as at the date of his or her death, subject to Subsection 3.6(b) hereof), which issuance shall occur as soon as practicable thereafter. If the Exercise Notice so received is in respect of less than the maximum number of Shares for which the deceased Participant could have exercised such Option as at the date of his or her death, such Option shall, subject to Subsection 3.6(b) hereof, in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised; and

(ii)
an effective Exercise Notice is not actually received by the Company by the earlier of 5:00 p.m. (Toronto time) on the date which is the 180th day following the date of the death of such deceased Participant and the Expiry Time, such Option shall, subject to Subsection 3.6(b) hereof, in all respects cease and terminate and be of no further force or effect whatsoever as to such of the Shares in respect of which such Option had not been previously exercised;

(b)	in the case of each Option so held by the deceased Participant which:

(i)	was not vested and was not exercisable with respect to all of the Shares forming the subject matter thereof as at the date of the death of the deceased Participant; and/or

(ii)
was not exercised on or prior to the earlier of 5:00 p.m. (Toronto time) on the date which is the 180th day following the death of such deceased Participant and the Expiry Time with respect to all of the Shares in respect of which it could have been exercised as at the date of the death of the deceased Participant,

(the Shares in respect of which such Option was then not exercisable or exercised being collectively referred to in this Subsection 3.6(b) as the “Unexercisable Shares”) such Option may, with the prior written consent of the Company (which consent may be given or withheld by the Company in its sole and arbitrary discretion), be exercised by the deceased Participant’s legal representatives with respect to up to that number of the Unexercisable Shares as the Company may, in its sole and arbitrary discretion, designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the deceased Participant, provided that any such exercise is made by the deceased Participant’s legal representatives pursuant to a written notice of exercise given by them to the Company on or prior to the earlier of 5:00 p.m. (Toronto time) on the date which is the 60th day following the giving of such notice by the Company and the Expiry Time and, if such a notice of exercise is given by the legal representatives of the deceased Participant, the Company shall issue to the estate of the deceased Participant that number of Shares as were specified in the notice of exercise, which issuance shall occur as soon as practicable thereafter.

3.7  Resignation, Discharge, Removal or Termination.

(a)	Except as otherwise provided in subsection 3.7(b) or in a written agreement with the Company, and approved by the Board, if a Participant:

(i)	resigns or is discharged as, or otherwise ceases to be, an employee or officer of the Company;

(ii)	resigns as, or otherwise ceases to be, a director of the Company and such Participant does not become or continue on as an employee of the Company; or

(iii)
was engaged as a Consultant and is not an employee, director or officer of the Company, and such Participant resigns from such engagement, the engagement is terminated or otherwise ceases to be so engaged, immediately after the earlier of 5:00 p.m. (Toronto time) on the 90th day following the date of the occurrence of any such resignation, discharge, removal or termination other than by reason of death as contemplated in Section 3.6 (and without the requirement for any further act or formality including, without limitation, the giving of any notices) and the Expiry Time, each and every Option granted to such Participant under the Plan, which has not been exercised by said time shall in all respects immediately cease and terminate and be of no further force or effect whatsoever as to the Shares in respect of such Option, regardless of whether or not such Option had vested with respect to such Shares.

(b)	Except as otherwise provided in a written agreement with the Company, and approved by the Board, if a Participant:

(i)	is discharged or terminated as an employee or officer of the Company for cause;

(ii)	ceases to be a director of the Company for cause or breach of duty and (A) does not become an employee of the Company or (B) is discharged or terminated as an employee of the Company for cause; or

(iii)	was engaged as a Consultant and is not an employee, director or officer of the Company, and the engagement is terminated by the Company for cause or breach of duty,

immediately upon the occurrence of any such discharge, removal or termination other than by reason of death as contemplated in Section 3.6 (and without the requirement of any further act or formality including, without limitation, the giving of any notices), each and every Option granted to such Participant under the Plan, which had not been exercised prior to such occurrence, shall in all respects immediately cease and terminate and be of no further force or effect whatsoever as to Shares in respect of such Options, regardless of whether or not such Option had vested with respect to such Shares.

For greater certainty, the Company shall in its sole and absolute discretion determine whether “cause” or a “breach of duty” exists with respect to a discharge or termination.

3.8  Voluntary Participation.

Participation in the Plan shall be entirely voluntary and any decision not to participate shall not affect the employment of any Eligible Employee with the Company.

3.9  Determination of Terms of Options.

The Board shall in its sole discretion, subject only to the terms of this Plan, determine the terms of all Options.

4.  EXERCISE OF PARTICIPANTS’ OPTIONS

4.1  Termination of Option.

Subject to earlier termination as provided for in Sections 3.6, 3.7 and 6.3, a Participant’s Option shall terminate and may not be exercised after the Latest Exercise Date.

4.2  Exercise of Option.

Other than as provided for in Sections 3.6, 3.7 and 6.3, the exercise of an Option under the Plan shall be made by notice to the Company in writing specifying and subscribing for the number of Shares in respect of which the Option is being exercised at that time and accompanied by a certified cheque or other means of cash payment satisfactory to the Company in the amount of the aggregate Option Price for such number of Shares. As of the day the Company receives such notice and such payment, the Participant (or the person claiming through him or her, as the case may be) shall be entitled to be entered on the share register of the Company as the holder of the number of Shares in respect of which the Option was exercised and as promptly as possible thereafter shall be delivered a certificate representing that number of Shares.

4.3  Withholding Requirements.

Upon the exercise of any Option, the Company shall have the right to require the Participant to remit to the Company an amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements, if any, prior to the delivery of any certificate or certificates for Shares.

4.4  Disposition of Acquired Shares.

Upon the disposition of any Shares acquired through the exercise of an Option, the Company shall have the right to require the Participant to remit to the Company an amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements, if any, as a condition to the registration of the transfer of such Shares on its books. Whenever payments are to be made under the Plan to the Company in cash or by certified cheque, such payments shall be net of any amount sufficient to satisfy all federal, provincial, state and local withholding tax requirements.

4.5  Registration of Shares.

The Company may, but shall not be obligated to, register any securities covered by this Stock Option Plan, pursuant to the Securities Act of 1933 (as now in effect or as hereafter amended) and, in the event any underlying shares are registered, the Company may remove any legend on certificates representing these shares. The Company, at it’s option, may register all shares to be issued under this Stock Option Plan.

5.  MAXIMUM NUMBER OF SHARES TO BE ISSUED UNDER THE PLAN

5.1  Maximum Number of Shares.

The maximum number of Shares which may be issued under Options granted and outstanding pursuant to this Plan by the Company to Participants is limited to fifteen percent (15%) of the Outstanding Issue.

5.2  Shares Reserved for Specified Persons.

Notwithstanding any of the provisions of this Plan, the number of Shares reserved for issuance to any one person pursuant to options granted under this Plan shall not exceed five percent (5%) of the Outstanding Issue.

5.3  Expiry of Option.

If any Option is terminated, cancelled or has expired without being fully exercised, any unissued Shares which have been reserved to be issued upon the exercise of the Option shall become available to be issued upon the exercise of Options subsequently granted under the Plan, provided that any such termination or cancellation of Options shall be conducted in accordance with the applicable rules of any stock exchange upon which the Shares of the Company are listed.

6.  ANTI-DILUTION AND TAKE-OVER BID PROVISIONS

6.1  Adjustments to Options.

Notwithstanding any other provision of the Plan, in the event of any change in the Shares by reason of any stock dividend, split, recapitalization, reclassification, amalgamation, arrangement, merger, consolidation, combination or exchange of Shares or distribution of rights to holders of Shares or any other form of corporate reorganization whatsoever, an equitable adjustment shall be made to any Options then outstanding and in the Option Price in respect of such Options. Such adjustment shall be made by the Board and, subject to applicable law, shall be conclusive and binding for all purposes of the Plan.

6.2  No Fractional Shares.

The Company shall not be required to issue fractional shares in satisfaction of its obligations hereunder. Any fractional interest in a Share that would, except for the provisions of this Section 6.2, be deliverable upon the exercise of any Option shall be cancelled and not be deliverable by the Company.

6.3  Take-Over Bid.

If a Take-over Bid is made, then, notwithstanding Subsections 3.3(c), (d) and (e) hereof, but subject to the other provisions of the Plan, the following shall apply:
(a)
The Company may, in its sole and arbitrary discretion, give its express consent to the exercise of any Options which are outstanding at the time that such Take-over Bid was made regardless of whether such Options have vested in accordance with Subsection 3.3(c).

(b)
If the Company has so expressly consented to the exercise of any Options outstanding at the time that such Take-over Bid was made, the Company shall, immediately after such consent has been given, give a notice in writing (a “Take-over Bid Notice”) to each Participant then holding unexpired Options (whether vested or not) advising of the making of the Take-over Bid and such notice shall provide reasonable particulars of the Take-over Bid and shall specify that the Participant may conditionally exercise all or any portion of any such unexpired Options then held by the Participant in accordance with Subsection 6.3(c) below.

(c)
If a Participant wishes to conditionally exercise any such Option, such exercise shall be made by notice in writing to the Company at any time during the period commencing on the date of the Take-over Bid Notice and ending on the date which is the earlier of the 10th day following the giving of the Take-over Bid Notice and the day immediately preceding the date specified in the Take-over Bid as the last date on which the offer therein provided for may be taken up. Such notice shall specify and conditionally subscribe for the shares (the “Specified Shares”) issuable upon conditional exercise of such Option and shall be accompanied by a certified cheque or other means of cash payment satisfactory to the Company in the amount of the aggregate Option Price for such number of Specified Shares. The conditional exercise of the Option and the conditional subscription for the Specified Shares shall be conditional upon: (i) the Participant tendering the Specified Shares into the Take-over Bid, and (ii) the completion of the Take-over Bid on or before the expiry of the Take-over Bid (which shall include the irrevocable obligation of the offeror to take up and pay for all Specified Shares deposited under the Take-over Bid). Provided that, if necessary in order to permit such Participant to participate in the Take-over Bid, the Options so exercised shall be deemed to have been exercised and the issuance of the Specified Shares issuable upon such exercise shall be deemed to have been issued, effective as of the first Business Day immediately prior to the date on which the Take-over Bid was made.

(d)
If, upon the expiry of the applicable Option exercise period specified in Subsection 6.3(c) above, the Take-over Bid is completed and a Participant did not, prior to the expiration of such exercise period, conditionally exercise the entire or any portion of the Option which such Participant could have exercised in accordance with the provisions of this Section 6.3, then, as of and from the expiry of such exercise period, the Participant shall cease to have any further right to exercise such Option, in whole or in part, and each such Option shall be deemed to have expired and shall be null and void.

(e)	In no event shall the Participant be entitled to sell the Specified Shares otherwise than pursuant to a Take-over Bid.

7.  ACCOUNTS AND STATEMENTS

7.1  Accounts and Statements.

The Company shall maintain records of the details of each Option granted to each Participant under the Plan, including the Date of Grant, Designated Number, the Option Price of each Option, the Vesting Date or Dates, the Latest Exercise Date or Dates, the number of Shares in respect of which the Option has been exercised and the maximum number of Shares which the Participant may still purchase under the Option. Upon request therefor from a Participant and at such other times as the Company shall determine, the Company shall furnish the Participant with a statement setting forth the details of his or her Options. Such statement shall be deemed to have been accepted by the Participant as correct unless written notice to the contrary is provided to the Company within thirty (30) days after such statement is given to the Participant.

8.  NOTICES, PAYMENTS, ETC.

8.1  Method of Delivery.

Any payment, notice, statement, certificate or other instrument required or permitted to be given to a Participant or any person claiming or deriving any rights through him or her shall be given by:
(a)	delivering it personally to the Participant or to the person claiming or deriving rights through him or her, as the case may be; or

(b)	mailing it postage paid (provided that the postal service is then in operation) or delivering it to the address which is maintained for the Participant in the Company’s records.

8.2  Address.

Any payment, notice, statement, certificate or instrument required or permitted to be given to the Company shall be given by mailing it postage prepaid (provided that the postal service is then in operation) or delivering it to the Company at the following address:

Astris Energi Inc.
2175-6 Dunwin Drive
Mississauga, Ontario
L5L 1X2
Attention: President

8.3  Deemed Date of Delivery.

Any payment, notice, statement, certificate or other instrument referred to in Sections 8.1 or 8.2 hereof, if delivered, shall be deemed to have been given or delivered on the date on which it was delivered or, if mailed (provided that the postal service is then in operation), shall be deemed to have been given or delivered on the second Business Day following the date on which it was mailed.

9.  GENERAL

9.1  Amendments.

The Company shall have the power to, at any time and from time to time either prospectively or retrospectively, add to, amend, vary, cancel, discontinue or terminate the Plan or any Option granted under the Plan, subject to any approvals required under applicable law and any prior approvals required under the applicable rules of any stock exchange upon which Shares of the Company are listed. However, the Company may not amend or terminate this Plan in a manner which would deprive a Participant of any benefits that have accrued to the date of the amendment or termination.

9.2  Rules and Regulations.

The Company shall have the power to make such rules and regulations for the administration of this Plan, and to interpret the provisions hereof and such rules and regulations, as it shall in its sole discretion determines to be appropriate.

9.3  Interpretation and Implementation of the Plan.

The determination by the Company of any question which may arise as to the interpretation or implementation of the Plan or any of the Options granted hereunder shall be final and binding on all Participants and other persons claiming or deriving rights through any of them.

9.4  Successors and Assigns.

The Plan shall enure to the benefit of and be binding upon the Company and its successors and assigns.

9.5  Non-Assignability.

The interest of any Participant under the Plan or in any Option shall not be transferable or alienable by him or her either by pledge, assignment or in any other manner whatsoever and, during his or her lifetime, shall be vested only in him or her, but shall thereafter enure to the benefit of and be binding upon the legal personal representatives of the Participant in accordance with the terms hereof.

9.6  Compliance.

The Company’s obligation to issue Shares in accordance with the terms of this Plan and any Options granted hereunder is subject to compliance with the laws, rules and regulations of all public agencies and authorities applicable to the issuance and distribution of such Shares and to the listing of such Shares on any stock exchange on which any of the Shares of the Company may be listed. As a condition of participating in the Plan, each Participant agrees to comply with all such laws, rules and regulations and agrees to furnish to the Company all information and undertakings as may be required to permit compliance with such laws, rules and regulations.

9.7  Shareholder Rights.

No Participant shall have any rights as a shareholder in respect of Shares subject to an Option until such Shares have been paid for in full and issued.

9.8  Limited Rights of Participants.

No Participant or other person shall have any claim or right to be granted Options under the Plan. Neither the Plan nor any action taken thereunder shall interfere with the right of the employer of a Participant to terminate that Participant’s employment at any time. Neither any period of notice nor any payment in lieu thereof upon termination of employment shall be considered as extending the period of employment for the purposes of the Plan.

9.9  Leaves of Absence and Disability.

The Board shall be entitled to make such rules, regulations and determinations as it deems appropriate under the Plan in respect of any leave of absence or Disability of any Participant. Without limiting the generality of the foregoing, the Board shall be entitled to determine (i) whether or not any such leave of absence shall constitute a termination of employment within the meaning of the Plan, and (ii) the impact, if any, of any such leave of absence on awards under the Plan theretofore made to any Participant who takes such leave of absence (including, without limitation, whether or not such leave of absence shall cause any Options to expire and the impact upon the time or times such Options shall become exercisable).

9.10  Governing Law.

This Plan and any Options granted hereunder shall be governed by and construed in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein.

9.11  Effective Date.

This Plan is hereby instituted and in effect as of the Effective Date, provided that (i) any Options granted prior to the approval of the Plan by the shareholders of the Company shall not be exercisable until such shareholder approval has been obtained, and (ii) the Plan and any Options granted under the Plan shall terminate the day after the next annual meeting of shareholders of the Company unless the Plan has been approved by shareholders at such meeting.
* * * * *

SCHEDULE F

ASTRIS ENERGI INC.

Charter of the Audit Committee of the Board of Directors

I. PURPOSE

The Audit Committee (the “Committee”) is appointed by the Board of Directors (the “Board”) of Astris Energi Inc. (the “Company”) to assist the Board in fulfilling its oversight responsibilities relating to financial accounting and reporting process and internal controls for the Company. The Committee’s primary duties and responsibilities are to:

•	conduct such reviews and discussions with management and the external auditors relating to the audit and financial reporting as are deemed appropriate by the Committee;

•	assess the integrity of internal controls and financial reporting procedures of the Company and ensure implementation of such controls and procedures;

•	ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel;

•
review the quarterly and annual financial statements and management's discussion and analysis of the Company's financial position and operating results and report thereon to the Board for approval of same;

•
select and monitor the independence and performance of the Company's external auditors, including attending at private meetings with the external auditors and reviewing and approving all renewals or dismissals of the external auditors and their remuneration; and

•	provide oversight to related party transactions entered into by the Company.

The Committee has the authority to conduct any investigation appropriate to its responsibilities, and it may request the external auditors as well as any officer of the Company, or outside counsel for the Company, to attend a meeting of the Committee or to meet with any members of, or advisors to, the Committee. The Committee shall have unrestricted access to the books and records of the Company and has the authority to retain, at the expense of the Company, special legal, accounting, or other consultants or experts to assist in the performance of the Committee’s duties.

The Committee shall review and assess the adequacy of this Charter annually and submit any proposed revisions to the Board for approval.

In fulfilling its responsibilities, the Committee will carry out the specific duties set out in Part IV of this Charter.

II. AUTHORITY OF THE AUDIT COMMITTEE

The Committee shall have the authority to:

(a)	engage independent counsel and other advisors as it determines necessary to carry out its duties;

(b)	set and pay the compensation for advisors employed by the Committee; and

(c)	communicate directly with the internal and external auditors.

III. COMPOSITION AND MEETINGS

1.
The Committee and its membership shall meet all applicable legal, regulatory and listing requirements, including, without limitation, those of the Alberta Securities Commission (“ASC”), the OTC Bulletin Board Exchange, the Business Corporations Act (Ontario) and all applicable securities regulatory authorities.

2.
The Committee shall be composed of two or more directors as shall be designated by the Board from time to time. The members of the Committee shall appoint from among themselves a member who shall serve as Chair.

3.	A majority of the members of the Committee shall not be officers or employees of the Company or any of its affiliates.

4.
The Committee shall meet at least quarterly, at the discretion of the Chair or a majority of its members, as circumstances dictate or as may be required by applicable legal or listing requirements. A minimum of two and at least 50% of the members of the Committee present either in person or by telephone shall constitute a quorum.

5.
If within one hour of the time appointed for a meeting of the Committee, a quorum is not present, the meeting shall stand adjourned to the same hour on the next business day following the date of such meeting at the same place. If at the adjourned meeting a quorum as hereinbefore specified is not present within one hour of the time appointed for such adjourned meeting, such meeting shall stand adjourned to the same hour on the second business day following the date of such meeting at the same place. If at the second adjourned meeting a quorum as hereinbefore specified is not present, the quorum for the adjourned meeting shall consist of the members then present.

6.	If and whenever a vacancy shall exist, the remaining members of the Committee may exercise all of its powers and responsibilities so long as a quorum remains in office.

7.
The time and place at which meetings of the Committee shall be held, and procedures at such meetings, shall be determined from time to time by the Committee. A meeting of the Committee may be called by letter, telephone, facsimile, email or other communication equipment, by giving at least 48 hours notice, provided that no notice of a meeting shall be necessary if all of the members are present either in person or by means of conference telephone or if those absent have waived notice or otherwise signified their consent to the holding of such meeting.

8.
Any member of the Committee may participate in the meeting of the Committee by means of conference telephone or other communication equipment, and the member participating in a meeting pursuant to this paragraph shall be deemed, for purposes hereof, to be present in person at the meeting.

9.
The Committee shall keep minutes of its meetings which shall be submitted to the Board. The Committee may, from time to time, appoint any person who need not be a member, to act as a secretary at any meeting.

10.	The Committee may invite such officers, directors and employees of the Company and its subsidiaries as the Committee may see fit, from time to time, to attend at meetings of the Committee.

11.
Any matters to be determined by the Committee shall be decided by a majority of votes cast at a meeting of the Committee called for such purpose. Actions of the Committee may be taken by an instrument or instruments in writing signed by all of the members of the Committee, and such actions shall be effective as though they had been decided by a majority of votes cast at a meeting of the Committee called for such purpose. All decisions or recommendations of the Committee shall require the approval of the Board prior to implementation.

The Committee members will be elected annually at the first meeting of the Board following the annual general meeting of shareholders.

IV. RESPONSIBILITIES

A. Financial Accounting and Reporting Process and Internal Controls

1.
The Committee shall review the annual audited financial statements to satisfy itself that they are presented in accordance with applicable generally accepted accounting principles (“GAAP”) and report thereon to the Board and recommend to the Board whether or not same should be approved prior to their being filed with the appropriate regulatory authorities. The Committee shall also review the interim financial statements. With respect to the annual audited financial statements, the Committee shall discuss significant issues regarding accounting principles, practices, and judgments of management with management and the external auditors as and when the Committee deems it appropriate to do so. The Committee shall satisfy itself that the information contained in the annual audited financial statements is not significantly erroneous, misleading or incomplete and that the audit function has been effectively carried out.

2.	The Committee shall review any internal control reports prepared by management and the evaluation of such report by the external auditors, together with management’s response.

3.
The Committee shall be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements, management’s discussion and analysis and interim earnings press releases, and periodically assess the adequacy of these procedures.

4.
The Committee shall review management’s discussion and analysis relating to annual and interim financial statements and any other public disclosure documents, including interim earnings press releases, that are required to be reviewed by the Committee under any applicable laws before the Company publicly discloses this information.

5.
The Committee shall meet no less frequently than annually with the external auditors and the Chief Financial Officer or, in the absence of a Chief Financial Officer, with the officer of the Company in charge of financial matters, to review accounting practices, internal controls and such other matters as the Committee, Chief Financial Officer or, in the absence of a Chief Financial Officer, the officer of the Company in charge of financial matters, deem appropriate.

6.
The Committee shall inquire of management and the external auditors about significant risks or exposures, both internal and external, to which the Company may be subject, and assess the steps management has taken to minimize such risks.

7.	The Committee shall review the post-audit or management letter containing the recommendations of the external auditors and management’s response and subsequent follow-up to any identified weaknesses.

8.	The Committee shall ensure that there is an appropriate standard of corporate conduct including, if necessary, adopting a corporate code of ethics for senior financial personnel.

9.	The Committee shall establish procedures for:

(a)	the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters; and

(b)	the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters.

10.	The Committee shall provide oversight to related party transactions entered into by the Company.

B. Independent Auditors

1.
The Committee shall recommend to the Board the external auditors to be nominated, shall set the compensation for the external auditors, provide oversight of the external auditors and shall ensure that the external auditors report directly to the Committee.

2.
The Committee shall be directly responsible for overseeing the work of the external auditors, including the resolution of disagreements between management and the external auditors regarding financial reporting.

3.	The Committee shall pre-approve all audit and non-audit services not prohibited by law to be provided by the external auditors in accordance with the terms of this charter.

4.	The Committee shall monitor and assess the relationship between management and the external auditors and monitor, support and assure the independence and objectivity of the external auditors.

5.	The Committee shall review the external auditors’ audit plan, including the scope, procedures and timing of the audit.

6.	The Committee shall review the results of the annual audit with the external auditors, including matters related to the conduct of the audit.

7.
The Committee shall obtain timely reports from the external auditors describing critical accounting policies and practices, alternative treatments of information within GAAP that were discussed with management, their ramifications, and the external auditors' preferred treatment and material written communications between the Company and the external auditors.

8.	The Committee shall review fees paid by the Company to the external auditors and other professionals in respect of audit and non-audit services on an annual basis.

9.	The Committee shall review and approve the Company's hiring policies regarding partners, employees and former partners and employees of the present and former auditors of the Company.

10.	The Committee shall monitor and assess the relationship between management and the external auditors and monitor and support the independence and objectivity of the external auditors.

C. Other Responsibilities

The Committee shall perform any other activities consistent with this Charter and governing law, as the Committee or the Board deems necessary or appropriate.